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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                         1-11688
                                                 (Commission File Number)

                             ----------------------

       AMERICAN RE CORPORATION                     AMERICAN RE CAPITAL
(Exact name of registrant as specified    (Exact name of registrant as specified
           in its charter)                            in its charter)

                             ----------------------

                              555 COLLEGE ROAD EAST
                           PRINCETON, NEW JERSEY 08543
                                 (609) 243-4200

   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           AMERICAN RE CAPITAL - 8.5%
            CUMULATIVE QUARTERLY INCOME PREFERRED SECURITIES (AND THE
           GUARANTEE BY AMERICAN RE CORPORATION WITH RESPECT THERETO)
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            (Title of each class of securities covered by this Form)

                   AMERICAN RE CORPORATION 7.45% SENIOR NOTES
                                    DUE 2026
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

      Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ ]            Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(1)(ii)  [ ]            Rule 12h-3(b)(2)(i)   [ ]
          Rule 12g-4(a)(2)(i)   [ ]            Rule 12h-3(b)(2)(ii)  [ ]
          Rule 12g-4(a)(2)(ii)  [ ]            Rule 15d-6            [ ]
          Rule12h-3(b)(1)(i)    [X]

                Approximate number of holders of record as of the
                         certification or notice date:

                                     Zero*

Pursuant to the requirements of the Securities Exchange Act of 1934, American Re Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                       AMERICAN RE CORPORATION


DATE: FEBRUARY 22, 2002            BY: /s/ ROBERT K. BURGESS
      ----------------------           -----------------------------------
                                       ROBERT K. BURGESS
                                       EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                                       AND SECRETARY


                                       AMERICAN RE CAPITAL

                                       By: American Re Corporation, as Depositor


DATE: FEBRUARY 22, 2002            BY: /s/ ROBERT K. BURGESS
      ----------------------           -----------------------------------
                                       ROBERT K. BURGESS
                                       EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                                       AND SECRETARY

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* The number of holders of this class of securities is zero as a result of the redemption in full of the class of securities by the Company on February 21, 2002.